UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-38861

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Guardion Health Sciences, Inc.
Former name if applicable
Address of principal executive office	2925 Richmond Avenue, Suite 1200
City, state and zip code	Houston, TX 77098

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Guardion Health Sciences, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) within the prescribed time period because the Company requires additional time to complete, analyze and process certain information and documentation with respect to its audited financial statements and other disclosures to be filed as part of the Form 10-K. The Company expects to file the Form 10-K within the 15-calendar day extension period.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bret Scholtes	(800)	573-5141
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of filing of this Form 12b-25 Notification of Late Filing, the Company anticipates that its statement of operations for the year ended December 31, 2022 will reflect: (1) a non-cash charge to operations for the impairment of intangible assets of approximately $10,100,000, as compared to a non-cash charge to operations for the year ended December 31, 2021 for the impairment of intangible assets of approximately $11,900,000; (2) a net non-cash charge to operations for a change in fair value of a warrant derivative liability that has yet to be determined; and (3) a preferred stock deemed dividend of approximately $940,000 with respect to the sale of convertible preferred stock on November 30, 2022. All of these charges and amounts are subject to completion of the audit of the Company’s December 31, 2022 financial statements.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to our ability to file our Form 10-K within the 15-day grace period. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this Form 12b-25, except as required by applicable law or regulation.

Guardion Health Sciences, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 3, 2023		/s/ Bret Scholtes
	By:	Bret Scholtes
	Title:	Chief Executive Officer

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